

December 30, 2010

Via Facsimile and U.S. Mail

Catherine C. Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

>   **Re: One Earth Energy, LLC**
>   **Amendment No. 1 to Schedule 13E-3 filed December 23, 2010**
>   **File No. 5-85779**

Dear Ms. Cownie:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment five in our letter dated December 8, 2010; however, we reissue our comment. Please revise to further address why Farmers Energy Incorporated and Mr. Rizvi should not be included as filing persons. Please tell us whether Farmers Energy—One Earth, which owns the outstanding units of One Earth is an operational subsidiary of Farmers Energy Incorporated, or whether it was specifically formed to hold the issuer's shares. In addition, we note that Mr. Rizvi is President of Farmers Energy Incorporated; please tell us whether he is also a significant shareholder of Farmers Energy Incorporated.

Introduction, page 2

2. Please remove the disclosure you include under this header disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Offer to Purchase

Summary, page 3

3. Please revise the first bullet point on page 4, which describes acceptance being subject to board approval since it appears to be inconsistent with the requirement to pay promptly after expiration, rather than acceptance. In addition, please revise the second bullet point on page 4 to clarify that payment will be made promptly after expiration rather than after the closing of the offer.

Position of FEI Regarding the Fairness of the Offer to Purchase, page 13

4. Please revise to state whether FEI believes the transaction is both procedurally and substantively fair to the unaffiliated shareholders of the issuer. In addition, we note that FEI's fairness determination is based on the factors discussed elsewhere in the document. Please revise to discuss in reasonable detail the factors upon which FEI's fairness determination is based or state that FEI expressly adopts the One Earth Energy board's conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions